UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

COMSCORE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

January 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS CAVENDISH SQUARE HOLDING B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 7,021,124 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 7,021,124 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,021,124 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS WPP LUXEMBOURG GAMMA THREE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 3,493,572 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 3,493,572 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,493,572 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 10,514,696 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 10,514,696 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,514,696 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

This amendment No. 4 relates to the Schedule 13D filed by Cavendish Square Holding B.V., a private limited liability company incorporated under the laws of the Netherlands (“Cavendish”), and WPP plc, a corporation formed under the laws of Jersey with the Securities and Exchange Commission on April 7, 2015, as amended (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Company”). Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(c)	This Schedule 13D is being filed by Cavendish, WPP Luxembourg Gamma Three S.à r.l. a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg (“Lux Gamma Three”), and WPP plc, a corporation formed under the laws of Jersey. WPP plc indirectly holds 100% of the outstanding stock of each of Cavendish and Lux Gamma Three through a series of intervening holding companies. Cavendish, Lux Gamma Three and WPP plc are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

WPP, plc and its subsidiaries (the “WPP Group”) comprise one of the largest communications services businesses in the world. The WPP Group provides communications services on a national, multinational and global basis. It operates from over 3,000 offices in 111 countries including associates. The WPP Group organizes its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

The address of the principal office of Cavendish is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands. The address of the principal office of Lux Gamma Three is 124 boulevard de la Pétrusse, Luxembourg, L-2330. The address of the principal office of WPP plc is 27 Farm Street, London, United Kingdom W1J 5RJ.

(d)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of the Reporting Persons are set forth on Annex A hereto.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

“Between January 11, 2016 and January 15, 2016, Cavendish acquired an aggregate of 165,279 additional shares of the Common Stock in open market transactions effected through a broker-dealer (the “Additional Shares”). The consideration used by Cavendish to acquire the Additional Shares was Cavendish’s working capital.”

“Pursuant to the Merger Agreement (as defined below) upon consummation of the Merger (as defined below) each outstanding share of common stock of Rentrak Corporation (“Rentrak”) was converted into the right to receive 1.1500 shares of Common Stock of the Company, as described in Item 4 (which Item 4 is incorporated herein by reference). Prior to the completion of the Merger, Lux Gamma Three held 3,037,889 shares of Rentrak common stock (such shares, the “WPP Rentrak Shares”), and on January 29, 2016, upon completion of the Merger, Lux Gamma Three acquired an aggregate of 3,493,572 shares of Common Stock of the Company (the “Lux Gamma Three Shares”) in exchange for the WPP Rentrak Shares.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On September 29, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rentrak and Rum Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, at the effective time of the Merger (as defined below), Merger Sub would merge with and into Rentrak, with Rentrak surviving the merger as a wholly owned subsidiary of the Company (the “Merger”). On January 29, 2016, upon completion of, and as a result of the Merger, each outstanding share of Rentrak common stock was converted into the right to receive 1.1500 shares of Common Stock of the Company, which resulted in Lux Gamma Three acquiring the Lux Gamma Three Shares referred to in Item 3 (which Item 3 is incorporated here by reference) on such date. The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2015 and is hereby incorporated by reference in response to this Item 4.”

Item 5. Interest in Securities of the Issuer.

(a)	As of January 29, 2016, Cavendish is deemed to beneficially own an aggregate of 7,021,124 shares of Common Stock (the “Cavendish Shares”), representing approximately 12.4% of the Company’s outstanding Common Stock, based upon 56,668,962 shares of Common Stock outstanding on January 29, 2016. As of January 29, 2016, Lux Gamma Three is deemed to beneficially own an aggregate of 3,493,572 shares of Common Stock (the “Lux Gamma Three Shares” and collectively with the Cavendish Shares, the “Shares”), representing approximately 6.2% of the Company’s outstanding Common Stock, based upon 56,668,962 shares of Common Stock outstanding on January 29, 2016. WPP plc indirectly owns 100% of each of Cavendish and Lux Gamma Three and therefore may be deemed to have beneficial ownership of the Shares. Each of Lux Gamma Three and Cavendish disclaims beneficial ownership of the Shares.

(b)	Each of Cavendish and WPP plc may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Cavendish Shares. Each of Lux Gamma Three and WPP plc may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Lux Gamma Three Shares.

(c)	Information with respect to all transactions in the Company’s Common Stock that were effected by the Reporting Persons since January 11, 2016 is set forth in Annex B hereto, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement among the Reporting Persons, dated as of January 29, 2016.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016

CAVENDISH SQUARE HOLDING B.V.

By:	/s/ A. van Heulen-Mulder
Name: A. van Heulen-Mulder
Title: Managing Director

WPP LUXEMBOURG GAMMA THREE S.À R.L.

By:	/s/ Anne Ehrismann
Name: Anne Ehrismann
Title: Manager

By:	/s/ Thierry Lenders
Name: Thierry Lenders
Title: Manager

WPP PLC

By:	/s/ Paul Richardson
Name: Paul Richardson
Title: Global Finance Director

Annex A

Directors and Executive Officers of the Reporting Persons

The name, citizenship, position, principal occupation or employment and business address of the directors and executive officers of each of the Reporting Persons are set forth below.

1. CAVENDISH SQUARE HOLDING B.V.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Willem Pieter Roobol Netherlands	Managing Director	Country Finance Director	Laan op Zuid 167, 3072 DB Rotterdam, Netherlands.

Astrid van Heulen-Mulder Netherlands	Managing Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

Marcel van der Avort Netherlands	Managing Director	Director (CFO)	Laan op Zuid 167, 3072 DB Rotterdam, Netherlands.

2. WPP LUXEMBOURG GAMMA THREE S.À R.L.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Michel de Bodt Belgium	Manager	Finance Director	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Anne Ehrismann French	Manager	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Marc Feider Luxembourg	Manager	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Peter Gerrard Luxembourg	Manager	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Thierry Lenders Belgium	Manager	European Treasury Manager/Gérant	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Emile van Popering Netherlands	Manager	Finance Director	Cantersteen 47, 1000 Brussels, Belgium

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Lennart Stenke, Sweden	Manager	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Astrid van Heulen-Mulder Netherlands	Manager	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

3. WPP

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Roberto Quarta United States and Italy	Director and Chairman	Chairman	27 Farm Street, London W1J 5RJ, United Kingdom

Sir Martin Sorrelli United Kingdom	Group Chief Executive and Director	Group Chief Executive	27 Farm Street, London W1J 5RJ, United Kingdom

Paul W.G. Richardson United Kingdom and United States	Group Finance Director and Director	Group Finance Director	27 Farm Street, London W1J 5RJ, United Kingdom

Roger Agnelli Brazil	Non-Executive Director	Chief Executive Officer (AGN Holding), Chairman (B&A Mineração S.A.)	Brigadeiro Faria Lima, 3.015, 3º floor, Itaim Bibi – São Paulo, SP, Brazil

Jacques Aigrain France and Switzerland	Non-Executive Director	Partner (Warburg Pincus LLP), Non-Executive Director (London Stock Exchange Group plc), Supervisory Board Member (Lyondell Basell NV, Deutsche Lufthansa AG, Swiss International Airlines AG)	Almack House, 28 King Street, St. James’s, SW1Y 6QW, London, United Kingdom

Charlene Begley United States	Non-Executive Director	Non-Executive Director (Audit Committee of NASDAQ OMX, Audit and Nominating Committees of Redhat, Inc.)	3135 Easton Turnpike, Fairfield, Connecticut 06828, United States

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Sir John Hood New Zealand	Non-Executive Director	Chairman (BMT Limited, URENCO Limited, and Study Group UK Limited), Senior Independent Director (BG Group plc), Chair (Rhodes Trust and Teach for All), Trustee (Singapore Management University)	27 Farm Street, London W1J 5RJ, United Kingdom

Ruigang Li People’s Republic of China	Non-Executive Director	Founding Chairman (CMC Capital Partners (CMC) and CMC Holdings), Chairman (Shanghai Media Group (SMG))	Unit 3607B-08, The Centre, 989 Changle Road, Xinhui District, Shanghai, 200031, China

Daniella Riccardi Italy	Non-Executive Director	CEO (Baccarat Company), Director (Kering SA)	11 place des Etats-Unis - 75116 Paris, France

Nicole Seligman United States	Non-Executive Director	President (Sony Entertainment, Inc. and Sony Corporation of America)	550 Madison Avenue, New York, NY 10022

Hugo Shong United States	Non-Executive Director	Executive Vice president (International Data Group (IDG)) and President (IDG Asia/China), Director (China Jiuhao Health Industry Corp., Mei Ah Entertainment Group Ltd.)	One Exeter Plaza, 15th Floor, Boston, Massachusetts 02116, United States.

Timothy Shriver United States	Non-Executive Director	Chairman (Special Olympics), Chair (Collaborative for Academic, Social and Emotional Learning (CASEL))	27 Farm Street, London W1J 5RJ, United Kingdom

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Sally Susman United States	Non-Executive Director	Executive vice president, Corporate Affairs (Pfizer Inc.)	235 East 42nd Street, New York, NY 10017, United States

Salomon Trujillo United States	Non-Executive Director	Director (Western Union Company, ProAmerica) and Chairman (Soufun Holdings)	27 Farm Street, London W1J 5RJ, United Kingdom

Annex B

1. CAVENDISH SQUARE HOLDING B.V.

Trade Date (M/D/Y)	Transaction	Number of Shares of Common Stock	Price per Share*	Price Range*
1/11/2016	Purchase	59,200	$36.0442	$35.53	$36.525
1/11/2016	Purchase	800	$36.5781	$36.53	$36.735
1/12/2016	Purchase	39,479	$36.5178	$36.06	$36.77
1/13/2016	Purchase	60,000	$38.4572	$37.98	$38.77
1/14/2016	Purchase	4,200	$38.8724	$38.69	$38.97
1/15/2016	Purchase	1,600	$40.4734	$40.325	$40.50

*	The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions and fees). The Reporting Persons undertake to provide the staff of the SEC, the Company or any stockholder of the Company upon request with the number of shares executed by such Reporting Person at each separate price within the range.

2.	WPP LUXEMBOURG GAMMA THREE S.À R.L.

Trade Date (M/D/Y)	Transaction	Number of Shares of Common Stock	Price per Share**
1/29/2016	Merger	3,493,572	(**)

**	Upon completion of the Merger referred to in Item 4, each share of common stock of Rentrak was converted into the right to receive 1.1500 shares of the Company’s Common Stock.